UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2020

Commission File Number: 001-34661

Lianluo Smart Limited

 (Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Inability to file Annual Report on Form 20-F for the year ended December 31, 2019 by the original deadline of April 30, 2020 due to circumstances related to COVID-19.

LIANLUO SMART LIMITED (the “Company”) will be unable to file its 2019 Annual Report on Form 20-F (the “20-F”) by April 30, 2020 due to circumstances related to COVID-19. Substantially all of the Company’s operating subsidiaries, employees and facilities are located in China which has been affected by the outbreak of COVID-19 since early 2020. COVID-19 has caused businesses and government agencies throughout China to suspend operations or operate with reduced workforce in shifts for limited periods of time. As a result, the Company will be unable to complete and file the 20-F without undue hardship and expense to the Company until after April 30, 2020.

The Company is relying on the U.S. Securities and Exchange Commission (the “SEC”) order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated March 25, 2020 (Release No. 34-88465) to extend the due date for the filing of the 20-F until June 14, 2020. The Company will work diligently to submit the 20-F as soon as practicable but no later than 45 days after the original due date.

The Company is supplementing the risk factors previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 with the following risk factor:

The outbreak of COVID-19 may have a material adverse effect on our business and the trading price of our Class A Common Shares.

Our business has been adversely affected by the outbreak of coronavirus. The World Health Organization labelled the coronavirus outbreak a pandemic on March 11, 2020, after the disease spread globally. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of travel and gathering restrictions and other quarantine measures. Businesses in China have scaled back or suspended operations since early 2020. The coronavirus outbreak is currently having an indeterminable adverse impact on the global economy.

All of our operating subsidiaries are located in China. Substantially all of our employees and all of our customers and suppliers are located in China. From January to February 2020, our service revenue plunged, as the number of patient users decreased sharply; and our revenue from the sale of products also dropped, because our distributors and sales personnel were trapped at home and our contract manufacturers shut down production during this period. During most of the first quarter of 2020, our employees worked from home to mitigate the impacts of operation disruptions caused by the coronavirus. As of the date of this report, we have resumed operations but at below normal levels. All of the medical check-up centers and hospitals in China have partially resumed operations since March 2020, including the medical check-up centers in Wuhan that focus on physical examinations such as CT examination. In addition, while our supply chains currently are not affected, it is unknown whether or how they may be affected if the epidemic persists for an extended period. We estimate that the coronavirus has made a material adverse impact on our operating results for the first quarter of 2020 and may adversely impact our revenue and results of operations for the fiscal year ending December 31, 2020.

In addition, fears of the economic impacts of the coronavirus have sparked stock prices to fluctuate significantly recently. The volatility of stock prices and across-the-market selloff may depress our share price, and moreover, adversely affect our ability to obtain equity or debt financings from the financial market.

Given the uncertainty of the outbreak, the spread of the coronavirus may be prolonged and worsened, and we may be forced to further scale back or even suspend our operations. As the coronavirus epidemic spreads outside China, the global economy is suffering a noticeable slowdown. Commercial activities throughout the world have been curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments. If the outbreak of the coronavirus is not effectively controlled in a short period of time, our business operation and financial condition may be materially and adversely affected as a result of slowdown in economic growth, operation disruptions or other factors that we cannot predict.

Forward-Looking Statements

Statements in this Report of Foreign Private Issuer on Form 6-K are “forward-looking statements” as the term is defined under applicable securities laws. These statements include the anticipated timing of the filing of Company’s 20-F under the Exchange Act, the expected impact of the COVID-19 outbreak on the Company’s financial reporting capabilities and its operations generally, and the potential adverse effects of such pandemic on the overall business environment. These and other forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks and uncertainties are, in many instances, beyond the Company’s control. Forward-looking statements, which are presented as of the date of this filing, will not be updated to reflect events or circumstances after the date of this report except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

April 28, 2020	By:	/s/ Zhitao He
Zhitao He
Chief Executive Officer